AMARC ACQUIRES 100% INTEREST IN THE NEWTON PROJECT

May 31, 2012 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) announces that, effective May 22, 2012, the Participating Interest of Newton Gold Corp. (“NGC”) in the Newton Joint Venture converted to a 5% Net Profits Interest in accordance with the terms of the Joint Venture Agreement between the Company and NGC. As a result, NGC will no longer be a participant in the Joint Venture and the Newton Joint Venture Agreement has terminated. Amarc now holds a 100% interest in Newton property, subject only to the 5% Net Profit Interest to NGC and a Net Smelter Return Royalty to underlying property vendors which can be purchased for $2 million.

Delineation drilling of the Newton gold discovery commenced in late September and has progressed rapidly, with the completion of approximately 16,000 metres in 43 diamond drill holes. A Drill Hole Location Map is available at Amarc’s website: http://www.amarcresources.com/i/ahr/pdf/AHR_2012_May31_drawings.pdf. This recent drill phase brings the total drilling of the Newton deposit to approximately 23,300 metres in 72 holes. Drilling activities on the project have now been placed on standby, so that all assay results can be received and compiled. The camp, core processing facilities and one drill rig remain on site. Over the next two months Amarc’s geological team will integrate the incoming assay data with information from various on-going geological studies, including state-of-the–art drill core imaging technology which will assist in vectoring towards gold enriched areas of the Newton system. Further assay results will be compiled shortly and available for release. In addition a resource estimate for the Newton deposit is underway and is expected in mid-July. All of this work will inform management’s plans for further exploration of the Newton property.

Permit applications for extensive Induced Polarization ground geophysical surveys around the Newton discovery and additional drilling have been submitted to the provincial government.

Newton lies 175 kilometres south of New Gold’s Blackwater gold deposit and some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major gold discovery in BC. With a strong working capital position of $12.5 million, its exploration activities are focused on its 100% owned Newton gold discovery and the Galileo property which lies adjacent to New Gold’s Blackwater property.

Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.